FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2017

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news
2.	Schedule of Kotak Conference: February 15, 2017

Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

Pursuant to the provisions of the Indian Listing Regulations notified by SEBI, we have disclosed to the stock exchanges in India, the schedule of Kotak Conference held in Mumbai on February 15, 2017. At this conference, management of the Bank met the investors.

This is for your information and records.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

  Kotak Conference: February 15, 2017

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	One-on-One	Baillie Gifford & Co.
2.	Group	Exide Life Insurance Co. Ltd.
3.	Group	Hermes Fund Managers Ltd.
4.	Group	Khazanah Nasional
5.	Group	SBI Life Insurance
6.	Group	Star Union Dai-ichi Life Insurance
7.	One-on-One	Oppenheimer Funds
8.	Group	Amundi Asset Management
9.	Group	Broad Peak Investment Management
10.	Group	Canara HSBC Oriental Bank of Commerce Life Insurance Co. Ltd.
11.	Group	Oxbow Capital
12.	Group	MSD Capital
13.	Group	Flowering Tree Investment Management Pte. Ltd.
14.	One-on-One	T. Rowe Price
15.	Group	Tata Asset Management Company
16.	Group	DSP Blackrock Investment Managers Ltd.
17.	Group	Enam Holdings Ltd.
18.	Group	Artemis Advisors Pvt. Ltd.
19.	Group	Birla Sun Life Insurance Company
20.	Group	ICICI Prudential Asset Management Co. Ltd.
21.	Group	Kotak Mahindra Bank
22.	Group	Mirae Asset Global Investments
23.	One-on-One	Schroders

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	February 16, 2017	By:	/s/ Shanthi Venkatesan
			Name:	Shanthi Venkatesan
			Title:	Deputy General Manager